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                                                                   PRESS RELEASE

                          EXTENSION OF TENDER OFFER FOR
                GLOBAL INDUSTRIAL TECHNOLOGIES, INC. COMMON STOCK

VIENNA, October 25, 1999 -- RHI AG (Vienna Stock Exchange: RHI) today announced the extension of the expiration date of the previously announced $13.00 per share cash tender offer by RHI's subsidiary, Heat Acquisition Corp., for all of the outstanding shares of common stock of Global Industrial Technologies, Inc. (NYSE: GIX). As extended, the offer will expire at 9:00 a.m., New York City time, on Monday, November 15, 1999.

The expiration date is being extended to permit RHI to complete divestitures of certain refractory manufacturing assets in order to comply with Federal Trade Commission (FTC) requirements for antitrust clearance.

As previously announced, the FTC staff has indicated to RHI that it will not object to the consummation of the Global acquisition if, prior to the acquisition, RHI enters into binding agreements to divest certain assets relating to the manufacture of certain refractory products on terms and to one or more buyers approved by the FTC. RHI is conducting discussions with possible buyers for the assets but no definitive agreement has been reached. While RHI is satisfied with the progress made to date on this matter, there can be no assurance that RHI will be successful in divesting of such assets or the timing or the terms thereof.

The offer continues to be subject to a financing condition. As previously announced, RHI completed a share offering and entered into credit agreements earlier this month, the proceeds of which are expected to be sufficient to satisfy the financing condition. Under the merger agreement with Global, RHI must either waive the financing condition by October 31, 1999 or pay Global $10 million. These requirements will not apply if Global's net debt exceeds $250 million. RHI is assessing Global's net debt levels, but its current expectation is that it will waive the financing condition by the end of the month.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of Global's common stock outstanding on a fully-diluted basis, the expiration of any applicable waiting period under the Hart-Scott-Rodino Act and the financing condition.

As of October 22, 1999, approximately 9,375,631 shares of common stock of Global had been tendered and not withdrawn pursuant to the tender offer. This constitutes approximately 37.8% of Global's outstanding shares as of the commencement of the tender offer.

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors, with over 10,000 employees at more than 50 locations spanning all five


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continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of US $68.0 million on sales of US $1.6 billion.

Forward-looking statements in this press release involve risks and uncertainties that could cause actual results to differ from those contemplated. Factors that could cause those differences include the terms and availability of financing, actions by other persons, legal and regulatory requirements and other factors.


                      FOR FURTHER QUESTIONS PLEASE CONTACT:
                             RHI AG / Peter Hofmann
               Phone (+43) (1) 50213-123 / Fax (+43) (1) 50213-130
                        e-mail: PETER.HOFMANN@RHI-AG.COM